ECP ENVIRONMENTAL GROWTH OPPORTUNITIES CORP.

40 Beechwood Road

Summit, New Jersey 07901

January 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones, Staff Attorney

Sherry Haywood, Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Re:	ECP Environmental Growth Opportunities Corp.

Registration Statement on Form S-4

File No. 333-259335

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, ECP Environmental Growth Opportunities Corp. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 P.M., Eastern Standard Time, on January 13, 2022, or as soon as practicable thereafter.

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Securities and Exchange Commission

January 11, 2022

Please direct any questions regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

ECP Environmental Growth Opportunities Corp.

/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President and Chief Executive Officer

cc:	Drew Brown, ECP Environmental Growth Opportunities Corp.
Lou Rassey, Fast Radius, Inc.
Ryan J. Maierson, Latham & Watkins LLP
David A. Kurzweil, Latham & Watkins LLP
David E. Owen, Latham & Watkins LLP
Scott Kapp, DLA Piper LLP (US)
Adam Spector, DLA Piper LLP (US)